Exhibit 99.1

Investor Relations Contact:
Mike Saviage
Adobe Systems Incorporated
408 536.4416
ir@adobe.com

Public Relations Contact:
Holly Campbell
Adobe Systems Incorporated
408 536.6401
campbell@adobe.com

Adobe Systems Reports Record Quarterly and Annual Revenue

Q4 Results Include 40 Percent Year-Over-Year Growth in ePaper Business

SAN JOSE, Calif. — December 11, 2003 – Adobe Systems Incorporated (NASDAQ: ADBE) today reported strong financial results for its fourth quarter and fiscal year ended November 28, 2003.

In the fourth quarter of fiscal 2003, Adobe achieved record revenue of $358.6 million, compared to $294.7 million reported for the fourth quarter of fiscal 2002 and $319.1 million reported in the third quarter of fiscal 2003. On a year-over-year basis, this represents 22 percent growth. Adobe's fourth quarter revenue target range was $330 to $350 million.

"Adobe's record Q4 revenue is the result of outstanding performance, as well as Adobe's increasing relevance as a platform provider across our customer segments," said Bruce R. Chizen, president and chief executive officer of Adobe. "During fiscal 2003, we expanded our commitment to the creative professional, extended our reach into the digital imaging and video markets, and clearly defined our vision for intelligent document solutions for our growing base of enterprise customers. Given the positive momentum we established during the year, we're optimistic about our opportunities for continued growth in fiscal 2004 and we are reaffirming our annual financial targets."

GAAP diluted earnings per share for the fourth quarter of fiscal 2003 were $0.34.   Pro forma diluted earnings per share, which does not include a partial reversal of a prior restructuring charge and an investment gain from the Company's venture program, also were $0.34. Adobe's GAAP and pro forma fourth quarter earnings target range was $0.30 to $0.32 per share.

GAAP net income was $83.3 million for the fourth quarter of fiscal 2003, compared to $40.1 million reported in the fourth quarter of fiscal 2002, and $64.5 million in the third quarter of fiscal 2003. On a year-over-year basis, GAAP net income grew 108 percent.

Pro forma net income, which does not, as applicable, include amortization and impairment of goodwill, restructuring and other charges, and investment gains and losses, was $83.0 million for the fourth quarter of fiscal 2003, compared to $59.1 million in the fourth quarter of fiscal 2002, and $66.3 million in the third quarter of fiscal 2003. On a year-over-year basis, pro forma net income grew 41 percent.

GAAP diluted earnings per share for the fourth quarter of fiscal 2003 were $0.34 based on 245.5 million weighted average shares. This compares with GAAP diluted earnings per share of $0.17 reported in the fourth quarter of fiscal 2002, based on 238.4 million weighted average shares, and GAAP diluted earnings per share of $0.27 reported in the third quarter of fiscal 2003, based on 240.5 million weighted average shares.

Adobe's GAAP operating income was $115.3 million in the fourth quarter of fiscal 2003, compared to $62.9 million in the fourth quarter of fiscal 2002 and $92.2 million in the third quarter of fiscal 2003. As a percent of revenue, GAAP operating income in the fourth quarter of fiscal 2003 was 32.1 percent, compared to 21.4 percent in the fourth quarter of fiscal 2002 and 28.9 percent in the third quarter of fiscal 2003.

Adobe's pro forma operating income, which does not, as applicable, include the amortization and impairment of goodwill, and restructuring and other charges, was $115.2 million in the fourth quarter of fiscal 2003, compared to $83.8 million in the fourth quarter of fiscal 2002 and $91.8 million in the third quarter of fiscal 2003. As a percent of revenue, pro forma operating income for the fourth quarter was 32.1 percent, compared to 28.4 percent in the fourth quarter of fiscal 2002 and 28.8 percent in the third quarter of fiscal 2003.

Adobe Reports Record Annual Revenue in Fiscal Year 2003

In fiscal 2003, Adobe achieved record revenue of $1.295 billion, compared to $1.165 billion in fiscal 2002. On a year-over-year basis, annual revenue grew 11 percent.

The Company's annual GAAP net income was $266.3 million in fiscal 2003, compared to $191.4 million in fiscal 2002. On a year-over-year basis, annual GAAP net income grew 39 percent. The Company's annual pro forma net income, which does not, as applicable, include restructuring and other charges, acquired in-process research and development, amortization and impairment of goodwill, and investment gains and losses, was $275.0 million in fiscal 2003, compared to $231.7 million in fiscal 2002. On a year-over-year basis, annual pro forma net income grew 19 percent.

GAAP diluted earnings per share for fiscal 2003 were $1.10. Pro forma diluted earnings per share, which does not include a partial reversal of prior restructuring charges, and investment gains and losses from the Company's venture program, were $1.14 in fiscal 2003.

Adobe achieved $444.1 million in revenue in its ePaper business in fiscal 2003. This represents 42 percent year-over-year growth for this business, and accounts for more than one third of the Company's overall revenue. In its fourth quarter of fiscal 2003, Adobe achieved $118.1 million in revenue in its ePaper business, representing 40 percent year-over-year growth.

Company Provides First Quarter Targets and Reaffirms Fiscal 2004 Targets

For the first quarter of fiscal 2004, the Company announced that it is targeting revenue of $360 to $380 million, a gross margin of approximately 93 percent, and GAAP and pro forma operating margin ranges of 31 to 32 percent.

As a percent of revenue, Adobe is targeting first quarter expenses as follows:

Research & Development – approximately 21 percent
Sales & Marketing – approximately 31 to 32 percent
General & Administrative – approximately 9 percent

In addition, Adobe is targeting its Q1 share count range to be between 249 and 251 million shares in the first quarter of fiscal 2004. The Company also is targeting other income in its first quarter to be approximately $3 to $4 million, and a tax rate of 28 percent. These targets lead to first quarter GAAP and pro forma earnings per share target ranges of $0.33 to $0.36 in the quarter.

The Company currently believes targeted pro forma earnings per share and pro forma operating margin results will not differ materially from targeted GAAP results in the quarter.

For fiscal 2004, the Company reaffirmed its full year target of $1.425 billion in revenue, and an operating margin of approximately 30 percent.

The Adobe Board of Directors declared this quarter's cash dividend of $0.0125 per share, payable on January 23, 2004 to stockholders of record as of January 9, 2004.

Forward Looking Statements Disclosure

This press release contains forward looking statements, including those related to revenue, gross margin, operating margin, earnings per share, and product releases, which involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: general economic or political conditions in any of the major countries in which we do business, introduction of new products by existing and new competitors, delays in development or shipment of our new products or major new versions of existing products, difficulties in implementing strategic alliances, difficulties in transitions to new business models or markets, including the enterprise, government, consumer and creative professional markets, changes to our distribution channel, inability to attract and retain key personnel, lack of market acceptance of new products, upgrades and services, changes in demand for application software, computers and printers, sales price adjustments, intellectual property disputes and litigation, industry transitions to new business models, renegotiation or termination of royalty or intellectual property licensing arrangements, changes in accounting rules, and market risks associated with our equity investments. For further discussion of these and other risks and uncertainties, individuals should refer to the Company's SEC filings, including the 2002 annual report on Form 10-K and quarterly reports on Form 10-Q filed in 2003. The Company does not undertake an obligation to update forward looking statements.

About Adobe Systems Incorporated

Adobe helps people and businesses communicate better through its world-leading digital imaging, design and document technology platforms for consumers, creative professionals and enterprises. Adobe's revenue in the last fiscal year exceeded $1 billion. For more information about Adobe, visit www.adobe.com.

Condensed Consolidated Statements of Income
(In thousands, except per share data)

| | Three Months Ended (Unaudited) | | Twelve Months Ended (Audited) | |
	November 28, 2003	November 29, 2002	November 28, 2003	November 29, 2002
Revenue:				
Products	$ 351,466	$ 288,514	$ 1,269,004	$ 1,153,169
Services and support	7,120	6,140	25,745	11,619
Total revenue	358,586	294,654	1,294,749	1,164,788
Total cost of revenue:				
Products	21,476	23,550	79,902	96,853
Services and support	3,751	2,972	13,120	7,435
Total cost of revenue	25,227	26,522	93,022	104,288
Gross profit	333,359	268,132	1,201,727	1,060,500
Operating Expenses:				
Research and development	73,088	64,181	276,980	246,082
Sales and marketing	113,543	93,314	423,417	380,367
General and administrative	31,570	26,820	122,427	108,134
Restructuring and other charges	(105)	10,543	(544)	12,148
Acquired in-process research and development	—	—	—	5,769
Amortization and impairment of goodwill	—	10,350	—	20,973
Total operating expenses	218,096	205,208	822,280	773,473
Operating income	115,263	62,924	379,447	287,027
Non-operating income:				
Investment gain (loss))	379	(3,792)	(12,875)	(17,185)
Interest and other income	3,428	3,042	13,920	14,847
Total non-operating income (loss)	3,807	(750)	1,045	(2,338)
Income before income taxes	119,070	62,174	380,492	284,689
Provision for income taxes	35,721	22,085	114,148	93,290
Net income	$ 83,349	$ 40,089	$ 266,344	$ 191,399
Basic net income per share	$ 0.35	$ 0.17	$ 1.14	$ 0.81
Shares used in computing basic net income per share	235,899	233,838	234,246	236,834
Diluted net income per share	$ 0.34	$ 0.17	$ 1.10	$ 0.79
Shares used in computing diluted net income per share	245,512	238,407	241,450	243,119

Condensed Consolidated Balance Sheets
(In thousands, except per share data; audited)

		November 28, 2003		November 29, 2002
ASSETS				
Current assets:				
Cash and cash equivalents	$	189,917	$	183,684
Short-term investments		906,616		434,053
Trade receivables		146,311		116,506
Other receivables		27,731		30,367
Deferred income taxes		35,875		31,530
Other current assets		22,578		18,032
Total current assets		1,329,028		814,172
Property and equipment, net		77,007		71,090
Goodwill and other intangibles, net		111,289		98,813
Other assets		37,721		43,085
Deferred income taxes, long-term		—		24,450
Total assets	$	1,555,045	$	1,051,610
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Trade and other payables	$	37,437	$	37,765
Accrued expenses		160,009		135,028
Income taxes payable		193,484		173,311
Deferred revenue		45,600		31,185
Total current liabilities		436,530		377,289
Deferred income taxes, long-term		17,715		—
Stockholders' equity:				
Common stock, $0.0001 par value		29,576		29,576
Additional paid-in-capital		874,126		710,273
Retained earnings		1,800,398		1,545,776
Accumulated other comprehensive loss		(999)		(3,950)
Treasury stock, at cost, net of re-issuances		(1,602,301)		(1,607,354)
Total stockholders' equity		1,100,800		674,321
Total liabilities and stockholders' equity	$	1,555,045	$	1,051,610

Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

		Three Months Ended		
		November 28, 2003		November 29, 2002
Cash flows from operating activities:				
Net income	$	83,349	$	40,089
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		12,774		17,115
Stock compensation expense		368		997
Deferred income taxes		19,136		(1,001)
Provision for losses on receivables		738		1,101
Tax benefit from employee stock option plans		25,087		2,246
Loss on impairment		—		7,630
Loss on equity and cost method investments		1,979		2,725
Gains on sale of equity securities		(2,358)		—
Loss on other-than-temporary declines of equity securities		—		1,067
Non-cash restructuring and other charges		(105)		—
Changes in operating assets and liabilities:				
Receivables		(33,725)		24,611
Other current assets		10,191		5,575
Trade and other payables		5,367		4,897
Accrued expenses		10,237		5,996
Accrued restructuring charges		(873)		1,642
Income taxes payable		(7,541)		17,359
Deferred revenue		3,991		3,870
Net cash provided by operating activities		128,615		135,919
Cash flows from investing activities:				
Purchases of short-term investments		(423,963)		(129,272)
Maturities and sales of short-term investments		222,063		188,724
Acquisitions of property and equipment		(12,590)		(11,310)
Purchases of long-term investments		(1,423)		(5,511)
Additions to other assets		(3,417)		(3,197)
Proceeds from sale of equity securities		4,742		—
Net cash provided by (used for) investing activities		(214,588)		39,434
Cash flows from financing activities:				
Purchase of treasury stock		(240)		(134,938)
Proceeds from issuance of treasury stock		132,321		4,772
Payment of dividends		(2,925)		(2,954)
Net cash provided by (used for) financing activities		129,156		(133,120)
Effect of foreign currency exchange rates on cash and cash equivalents		2,273		97
Net increase (decrease) in cash and cash equivalents		45,456		42,330
Cash and cash equivalents at beginning of period		144,461		141,354
Cash and cash equivalents at end of period	$	189,917	$	183,684

Pro Forma Results
(In thousands, except per share data)

The following table shows the Company's pro forma results reconciled to the Generally Accepted Accounting Principles ("GAAP") Condensed Consolidated Statements of Income table included on page 4 of this release. The Company's pro forma results do not, as applicable, include restructuring and other charges, acquired in-process research and development, amortization and impairment of goodwill, or investment gains and losses.

	Three Months Ended			Twelve Months Ended	
	November 28, 2003	November 29, 2002	August 29, 2003	November 28, 2003	November 29, 2002
Income before income taxes	$ 119,070	$ 62,174	$ 92,177	$ 380,492	$ 284,689
Restructuring and other charges	(105)	10,543	(439)	(544)	12,148
Acquired in-process research and development	—	—	—	—	5,769
Amortization and impairment of goodwill	—	10,350	—	—	20,973
Investment (gain) loss	(379)	3,792	2,996	12,875	17,185
Pro forma income before taxes	118,586	86,859	94,734	392,823	340,764
Provision for income taxes	35,576	27,795	28,420	117,847	109,044
Pro forma net income	$ 83,010	$ 59,064	$ 66,314	$ 274,976	$ 231,720
Basic net income per share	$ 0.35	$ 0.25	$ 0.28	$ 1.17	$ 0.98
Shares used in computing basic net income per share	235,899	233,838	233,364	234,246	236,834
Diluted net income per share	$ 0.34	$ 0.25	$ 0.28	$ 1.14	$ 0.95
Shares used in computing diluted net income per share	245,512	238,407	240,495	241,450	243,119

Adobe continues to provide all information required in accordance with GAAP, but it believes that evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures.

Accordingly, Adobe uses non-GAAP financial information, referred to in this press release as "pro forma," to evaluate its ongoing operations and for internal planning and forecasting purposes. Adobe's management does not itself, nor does it suggest that investors should, consider such pro forma financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Adobe presents such pro forma financial measures in reporting its financial results to provide investors with an additional tool to evaluate Adobe's operating results in a manner that focuses on what Adobe believes to be its ongoing business operations. Adobe's management believes it is useful for itself and investors to review both GAAP information that includes the expenses, charges and investment gains and losses discussed below and the pro forma measures that exclude such expenses, charges and investment gains and losses in order to assess the performance of Adobe's business and for planning and forecasting in subsequent periods.

Adobe's pro forma operating income excludes, as applicable, restructuring and other charges, the amortization and impairment of goodwill, and acquired in-process research and development. Pro forma net income and pro forma diluted earnings per share exclude, as applicable, restructuring and other charges, the amortization and impairment of goodwill, acquired in-process research and development, and investment gains and losses. Management believes that the inclusion of these pro forma financial measures provide consistency and comparability with past reports of financial results and has historically provided comparability to similar companies in Adobe's industry, many of which present the same or similar pro forma financial measures to investors. Whenever Adobe uses such a pro forma financial measure, it provides a reconciliation of the pro forma financial measure to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these pro forma financial measures to their most directly comparable GAAP financial measure as detailed above.

Adobe excludes restructuring and other charges, including (i) employee severance and other termination benefits, (ii) lease termination costs and other expenses associated with exiting facilities, and (iii) other costs associated with terminating contracts, from its pro forma financial measure of operating income and net income. Adobe's management does not consider these restructuring costs as a normal component of its expenses related to ongoing operations as such charges have occurred only periodically and have not been directly linked to the level of Adobe's business activities in the quarter in which such charges occur. As a result, Adobe's management believes it is useful for itself and investors to review both GAAP information that includes such charges and pro forma measures of operating income and net income that exclude these charges to have a better understanding of the overall performance of Adobe's ongoing business operations and its performance in the periods presented.

Beginning in the first quarter of fiscal 2003, in accordance with GAAP, goodwill is no longer amortized but is reviewed periodically for impairment. Upon our periodic review, we may deem goodwill to be impaired and therefore record an impairment charge. Both the impairment of goodwill and the amortization of goodwill in prior years result in no ongoing cash expenditures and otherwise have no material impact on Adobe's ongoing business operations. Similarly, from time to time, Adobe also undertakes strategic acquisitions and investments. The expenses related to such acquisitions and investments, such as acquired in-process research and development, are not directly related to Adobe's ongoing business activities in such periods. Consequently, Adobe excludes the acquired in-process research and development expenses from its pro forma financial measures.

In accordance with GAAP, Adobe incurs investment gains and losses from its venture program. These charges are otherwise unrelated to Adobe's ongoing business operations and are excluded from its pro forma financial information.